[LETTERHEAD ENCANA CORPORATION]

April 25, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EnCana Corporation Request to Withdraw Registration Statement on Form F-3 File No. 333-150360

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), EnCana Corporation (the "Registrant") hereby respectfully requests withdrawal of the above-referenced registration statement on Form F-3, together with all exhibits thereto (collectively, the "Registration Statement").

The withdrawal is requested as a result of a filing error relating to improper EDGAR coding. The Registration Statement should have been filed under Form F-3D and was erroneously filed under Form F-3. No securities were sold in connection with the offering. John Madison of the Securities and Exchange Commission (the "SEC") has indicated that in order to remedy the filing error, the Registrant should withdraw the Registration Statement and promptly re-file it under the correct form type. Accordingly, the Registrant intends, after submission of this withdrawal request, to re-file its registration statement under Form F-3 relating to its dividend reinvestment program.

The Registrant also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to this request, please call Andrew J. Foley, Esq. of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Registrant, at (212) 373-3078.

Sincerely,
ENCANA CORPORATION
By:	/s/ Linda Mackid
Name: Linda Mackid Title: Assistant Corporate Secretary

cc:	John Madison, U.S. Securities and Exchange Commission
Andrew J. Foley, Paul, Weiss, Rifkind, Wharton & Garrison LLP